UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2016

Commission File Number: 001-35866

KNOT OFFSHORE PARTNERS LP

(Translation of registrant’s name into English)

2 Queen’s Cross,

Aberdeen, Aberdeenshire

AB15 4YB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                  No ☒

KNOT OFFSHORE PARTNERS LP

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2016

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-195976) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2014.

KNOT OFFSHORE PARTNERS LP

Unaudited Condensed Consolidated Statements of Operations

For the Three and Six Months Ended June 30, 2016 and 2015

(U.S. Dollars in thousands, except per unit amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Operating revenues: (Notes 3 and 9)
Time charter and bareboat revenues	$42,864	$36,981	$84,690	$73,052
Other income	199	2	399	151

Total revenues	43,063	36,983	85,089	73,203

Operating expenses: (Note 9)
Vessel operating expenses	7,975	7,164	15,622	13,971
Depreciation	13,913	11,560	27,805	22,960
General and administrative expenses	948	984	2,256	2,052
Goodwill impairment charge (Note 4)	—	6,217	—	6,217

Total operating expenses	22,836	25,925	45,683	45,200

Operating income	20,227	11,058	39,406	28,003

Finance income (expense) (Note 9):
Interest income	0	2	3	3
Interest expense	(5,054)	(4,212)	(10,084)	(8,398)
Other finance expense	(334)	(79)	(601)	(99)
Realized and unrealized gain (loss) on derivative instruments (Note 5)	(3,176)	253	(6,360)	(5,370)
Net loss on foreign currency transactions	(82)	(132)	(117)	(60)

Total finance expense	(8,646)	(4,168)	(17,159)	(13,924)

Income before income taxes	11,581	6,890	22,247	14,079
Income tax expense (Note 8)	(3)	(3)	(6)	(6)

Net income	11,578	6,887	22,241	14,073

General Partner’s interest in net income	233	128	501	263
Limited Partners’ interest in net income	11,345	6,759	21,740	13,810
Earnings per unit (Note 11):
Common unit (basic and diluted)	$0.502	$0.280	$0.810	$0.553
Subordinated unit (basic and diluted)	$—	$0.287	$0.767	$0.671
General Partner unit (basic and diluted)	$0.417	$0.262	$0.897	$0.557
Cash distributions declared and paid per unit (Note 11)	$0.520	$0.510	$0.520	$0.510

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

KNOT OFFSHORE PARTNERS LP

Unaudited Condensed Consolidated Statements of Comprehensive Income

for the Three and Six Months Ended June 30, 2016 and 2015

(U.S. Dollars in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Net income	$11,578	$6,887	$22,241	$14,073
Other comprehensive income, net of tax	—	—	—	—

Comprehensive income	11,578	6,887	22,241	14,073

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

KNOT OFFSHORE PARTNERS LP

Unaudited Condensed Consolidated Balance Sheets

As of June 30, 2016 and December 31, 2015

(U.S. Dollars in thousands)

	At June 30, 2016	At December 31, 2015
ASSETS
Current assets:
Cash and cash equivalents (Note 6)	$25,667	$23,573
Amounts due from related parties (Note 9)	25	58
Inventories	774	849
Derivative assets (Notes 5 and 6)	232	—
Other current assets*	1,705	1,800

Total current assets	28,403	26,280

Long-term assets:
Vessels and equipment:
Vessels	1,351,838	1,351,219
Less accumulated depreciation	(183,598)	(158,292)

Net property, plant, and equipment	1,168,240	1,192,927

Derivative assets (Notes 5 and 6)	—	695
Accrued income	706	—

Total assets	$1,197,349	$1,219,902

LIABILITIES AND PARTNERS’ EQUITY
Current liabilities:
Trade accounts payable	$1,949	$1,995
Accrued expenses	3,469	3,888
Current portion of long-term debt* (Notes 6 and 7)	53,888	48,535
Current portion of derivative liabilities (Notes 5 and 6)	3,747	5,138
Income taxes payable (Note 8)	18	249
Current portion of contract liabilities	1,518	1,518
Prepaid charter and deferred revenue	6,999	3,365
Amount due to related parties (Note 9)	492	848

Total current liabilities	72,080	65,536

Long-term liabilities:
Long-term debt* (Notes 6 and 7)	594,621	619,187
Derivative liabilities (Notes 5 and 6)	6,028	1,232
Contract liabilities	8,998	9,757
Deferred tax liabilities (Note 8)	919	877
Other long-term liabilities	1,799	2,543

Total liabilities	684,445	699,132

Commitments and contingencies (Note 10)
Equity:
Partners’ capital:
Common unitholders	502,756	411,317
Subordinated unitholders	—	99,158
General partner interest	10,148	10,295

Total partners’ capital	512,904	520,770

Total liabilities and equity	$1,197,349	$1,219,902

*

Effective January 1, 2016, the Partnership implemented ASU 2015-03, Interest – Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability rather than as an asset. The recognition and measurement guidance for debt issuance costs is not affected. Therefore, these costs will continue to be amortized as interest expense using the effective interest method. The new guidance is applied retrospectively for all periods presented. As of June 30, 2016 and December 31, 2015 the carrying amount of the deferred debt issuance cost was $3.5 million and $4.0 million, respectively.

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

KNOT OFFSHORE PARTNERS LP

Unaudited Condensed Consolidated

Statements of Changes in Partners’ Capital

for the Six Months Ended June 30, 2016 and 2015

(U.S. Dollars in thousands)

	Partners’ Capital			Accumulated Other Comprehensive Income	Total Partners’ Capital
	Common Units	Subordinated Units	General Partner
Consolidated balance at December 31, 2014	307,544	103,680	8,141	—	419,365
Net income	8,065	5,745	263	—	14,073
Other comprehensive income	—	—	—	—	—
Cash distributions	(13,808)	(9,250)	(456)	—	(23,514)
Proceeds from public offering (5,000,000 common units), net of underwriters’ discount of $4,300 (Note 13)	114,500	—	2,424		116,924
Offering cost (Note 13)	(314)	—	(7)		(321)
Consolidated balance at June 30, 2015	$411,987	$100,175	$10,365	$—	$526,527
Consolidated balance at December 31, 2015	411,317	99,158	10,295	—	520,770
Net income	16,688	5,052	501	—	22,241
Other comprehensive income	—	—	—	—	—
Cash distributions	(19,372)	(10,088)	(648)	—	(30,107)
Conversion of subordinated units to common units	94,123	(94,123)	—	—	—
Consolidated balance at June 30, 2016	$502,756	$—	$10,148	$—	$512,904

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

KNOT OFFSHORE PARTNERS LP

Unaudited Condensed Consolidated Statements of Cash Flows

for the Six Months Ended June 30, 2016 and 2015

(U.S. Dollars in thousands)

	Six Months Ended June 30,
	2016	2015
Cash flows provided by operating activities:
Net income	$22,241	$14,073
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	27,805	22,960
Amortization of contract intangibles / liabilities	(759)	(759)
Amortization of deferred revenue	(886)	(957)
Amortization of deferred debt issuance cost	573	570
Drydocking expenditure	(2,595)	—
Goodwill impairment charge	—	6,217
Income tax expense	6	6
Income taxes paid	(241)	(336)
Unrealized loss (gain) on derivative instruments	3,868	3,011
Unrealized loss (gain) on foreign currency transactions	63	(46)
Changes in operating assets and liabilities
Decrease in amounts due from related parties	33	968
Decrease in inventories	75	124
Decrease (increase) in other current assets	94	(1,903)
Increase (decrease) in trade accounts payable	(87)	825
Increase (decrease) in accrued expenses	(419)	567
Decrease (increase) in accrued revenue	(706)	—
Increase in prepaid revenue	3,776	432
Decrease in amounts due to related parties	(356)	(1,625)

Net cash provided by operating activities	52,485	44,127

Cash flows from investing activities:
Disposals (additions) to vessel and equipment	(521)	(770)
Acquisition of Dan Sabia (net of cash acquired)	—	(36,843)

Net cash used in investing activities	(521)	(37,613)

Cash flows from financing activities:
Proceeds from long-term debt	5,000	—
Repayment of long-term debt	(24,642)	(46,859)
Repayment of long-term debt from related parties	—	(12,000)
Payments of debt issuance cost	(144)	(8)
Cash distribution	(30,107)	(23,514)
Proceeds from public offering, net of underwriters’ discount	—	116,924
Offering cost	—	(321)

Net cash provided by (used in) financing activities	(49,893)	34,222

Effect of exchange rate changes on cash	23	(79)
Net increase in cash and cash equivalents	2,094	40,657
Cash and cash equivalents at the beginning of the year	23,573	30,746

Cash and cash equivalents at the end of the year	$25,667	$71,403

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

KNOT OFFSHORE PARTNERS LP

Notes to Unaudited Condensed Consolidated Financial Statements

1) Description of Business

KNOT Offshore Partners LP (the “Partnership”) is a publicly traded Marshall Islands limited partnership initially formed for the purpose of acquiring 100% ownership interests in four shuttle tankers owned by Knutsen NYK Offshore Tankers AS (“KNOT”) in connection with the Partnership’s initial public offering of common units (the “IPO”) which was completed in April 2013.

As of June 30, 2016, the Partnership had a fleet of ten shuttle tankers, the Windsor Knutsen, the Bodil Knutsen, the Recife Knutsen, the Fortaleza Knutsen, the Carmen Knutsen, the Hilda Knutsen, the Torill Knutsen, the Dan Cisne, the Dan Sabia and the Ingrid Knutsen, each referred to as a “Vessel” and, collectively, as the “Vessels.” The Vessels operate under fixed charter contracts to charterers. The time charter for the Windsor Knutsen expires in 2017 and the charterer has six one-year extension options. The time charter for the Bodil Knutsen expires in 2017 and contains customer options for extension through 2019. The Recife Knutsen and the Fortaleza Knutsen are under bareboat charter contracts that expire in 2023. The time charter for the Carmen Knutsen expires in 2023 and contains customer options for extension through 2026. The time charters for the Hilda Knutsen and the Torill Knutsen each expire in 2018 and contain a customer option for extension through 2023. The Dan Cisne and the Dan Sabia are under bareboat charter contracts that expire in 2023 and 2024, respectively. The time charter for the Ingrid Knutsen expires in 2024 and contains customer options for extension through 2029.

2) Summary of Significant Accounting Policies

(a) Basis of Preparation

The accompanying unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. All intercompany balances and transactions are eliminated. The unaudited condensed consolidated financial statements do not include all the disclosures and information required for a complete set of annual financial statements; and, therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2015, which are included in the Partnership’s Annual Report on Form 20-F (the “2015 20-F”).

Under the Partnership’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), KNOT Offshore Partners GP LLC, a wholly owned subsidiary of KNOT, and the general partner of the Partnership (the “General Partner”), has irrevocably delegated to the Partnership’s board of directors the power to oversee and direct the operations of, manage and determine the strategies and policies of the Partnership. During the period from the Partnership’s IPO in April 2013 until the time of the Partnership’s first annual general meeting (“AGM”) on June 25, 2013, the General Partner retained the sole power to appoint, remove and replace all members of the Partnership’s board of directors. From the first AGM, four of the seven board members became electable by the common unitholders and accordingly, from this date, KNOT, as the owner of the General Partner, no longer retains the power to control the Partnership’s board of directors and, hence, the Partnership. As a result, the Partnership is no longer considered to be under common control with KNOT and as a consequence, the Partnership will not account for any vessel acquisitions from KNOT after June 25, 2013 as a transfer of equity interests between entities under common control.

(b) Significant accounting policies

The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Partnership’s audited consolidated financial statements for the year ended December 31, 2015, as contained in the Partnership’s 2015 20-F.

(c) Accounting pronouncement not yet adopted

In February 2016, the Financial Accounting Standards Board (“FASB”) issued revised guidance for leasing. The objective is to establish the principles that lessors and lessees shall apply to report useful information to users of financial statements about the amount, timing and uncertainty of cash flows arising from a lease. The standard is effective for annual periods beginning after December 15, 2018. The Partnership is currently assessing the impact the adoption of this standard will have on the consolidated financial statements.

In May 2014, the Financial Accounting Standards Board (or FASB) and the International Accounting Standards Board (IASB) issued a comprehensive revenue recognition standard that will supersede existing revenue guidance under US GAAP and IFRS, Accounting Standards Update 2014-09, Revenue from Contracts with Customers , (or ASU 2014-09) for U.S. GAAP. ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires an entity to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied. In August 2015, FASB issued an ASU (ASU 2015-14) to defer by one year the effective dates of its new revenue recognition standard for public and non-public entities reporting under US GAAP. As a result, the standard (ASU 2014-09) will be effective for public entities for annual reporting periods beginning after December 15, 2017 (2018 for calendar-year public entities) and interim periods therein. ASU 2014-09 shall be applied retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted under U.S. GAAP. The Partnership is evaluating the effect of adopting this new accounting guidance.

In August 2014, FASB issued Presentation of Financial Statements – Going Concern (Subtopic 205-40), Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (ASU 2014-15). ASU 2014-15 requires management to evaluate whether there are conditions and events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the financial statements are issued (or available to be issued when applicable) and, if so, disclose that fact. Management will be required to make this evaluation for both annual and interim reporting periods, if applicable. Management also is required to evaluate and disclose whether its plans alleviate that doubt. The standard is effective for annual periods after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early adoption is permitted. The Partnership is evaluating the effect of adopting this new accounting guidance. The Partnership does not expect the adoption of this standard to have a material impact on the consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. ASU 2015-03 requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. For KNOT Offshore Partners LP as a public business entity, the guidance is effective for annual and interim periods beginning after 15 December 2015, and is to be applied retrospectively. Early adoption is permitted. The Partnership has adopted ASU 2015-03, Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. The adoption of the new standard has had an impact on the balance sheets and has reduced total assets and total liabilities.

3) Segment Information

The Partnership has not presented segment information as it considers its operations to occur in one reportable segment, the shuttle tanker market. As of June 30, 2016, the Partnership’s fleet consisted of ten vessels and operated under six time charters and four bareboat charters. As of June 30, 2015, the Partnership’s fleet consisted of nine vessels and operated under five time charters and four bareboat charters. Under the time charters and bareboat charters, the charterer, not the Partnership, controls the choice of which trading areas the applicable Vessel will serve. Accordingly, the Partnership’s management, including the chief operating decision makers, does not evaluate performance according to geographical region.

The following table presents revenues and percentage of consolidated revenues for customers that accounted for more than 10% of the Partnership’s consolidated revenues during the six months ended June 30, 2016 and 2015. All of these customers are subsidiaries of major international oil companies, except KNOT, which was chartering the Windsor Knutsen until she was redelivered to BG Group in October, 2015.

	Three Months Ended June 30,				Six Months Ended June 30,
(U.S. Dollars in thousands)	2016		2015		2016		2015
Fronape International Company, a subsidiary of Petrobras Transporte S.A.	$11,249	26%	9,206	25%	$22,498	27%	17,882	24%
Eni Trading and Shipping S.pA	11,689	27%	11,686	32%	23,375	28%	23,190	32%
Statoil ASA	5,710	13%	5,783	16%	10,229	12%	11,481	16%
Repsol Sinopec Brasil, S.A., a subsidiary of Repsol Sinopec Brasil, B.V.	4,772	11%	5,070	13%	9,760	11%	10,085	14%
Brazil Shipping I Limited, a subsidiary of BG Group Plc	5,097	13%	—	—	10,134	12%	—	—
Standard Marine Tønsberg, a subsidiary of ExxonMobil	4,347	10%	—	—	8,694	10%	—	—
Knutsen NYK Offshore Tankers AS	—	—	5,236	14%	—	—	10,414	14%

4) Goodwill Impairment Charge

During the three months ended June 30, 2015, the Partnership concluded that indicators of impairment were present due to a significant reduction in the price of the Partnership’s common units during the quarter. Consequently, the Partnership performed an interim vessel and goodwill impairment analysis as of June 30, 2015 on its fleet, concluding that there was no impairment to the vessels’ values. However, the Partnership determined that the carrying value of the goodwill exceeded its fair value. The impairment charge relates mainly to capitalized goodwill which arose in 2008 when the Partnership’s predecessor acquired the Windsor Knutsen and three other vessels then under construction, in a transaction that was then accounted for as a step transaction. As a result, a goodwill impairment charge of $6.2 million was recognized in the condensed consolidated financial statements for the three and six months ended June 30, 2015. The fair value was determined using the present value of the expected future cash flows discounted at a rate equivalent to a market participant’s weighed average cost of capital. The estimates and assumptions regarding expected future cash flows and appropriate discount rates are in part based upon existing contracts, future shuttle tanker rates, historical experience, financial forecasts and industry trends and conditions. This non-cash impairment charge, which does not affect the

Partnership’s operations, cash flows, liquidity, or any of its loan covenants, reduced the Partnership’s remaining goodwill balance to zero as of June 30, 2015.

5) Derivative Instruments

The unaudited condensed consolidated financial statements include the results of interest rate swap contracts to manage the Partnership’s exposure related to changes in interest rates on its variable rate debt instruments and the results of foreign exchange forward contracts to manage its exposure related to changes in currency exchange rates on its operating expenses, mainly crew expenses, in currency other than U.S. Dollars and on its contract obligations. The Partnership does not apply hedge accounting for derivative instruments. The Partnership does not speculate using derivative instruments.

By using derivative financial instruments to economically hedge exposures to changes in interest rates, the Partnership exposes itself to credit risk and market risk. Derivative instruments that economically hedge exposures are used for risk management purposes, but these instruments are not designated as hedges for accounting purposes. Credit risk is the failure of the counterparty to perform under the terms of the derivative instrument. When the fair value of a derivative instrument is positive, the counterparty owes the Partnership, which creates credit risk for the Partnership. When the fair value of a derivative instrument is negative, the Partnership owes the counterparty, and, therefore, the Partnership is not exposed to the counterparty’s credit risk in those circumstances. The Partnership minimizes counterparty credit risk in derivative instruments by entering into transactions with major banking and financial institutions. The derivative instruments entered into by the Partnership do not contain credit risk-related contingent features. The Partnership has not entered into master netting agreements with the counterparties to its derivative financial instrument contracts.

Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates, currency exchange rates or commodity prices. The market risk associated with interest rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The Partnership assesses interest rate risk by monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating economical hedging opportunities.

The Partnership’s variable interest rate mortgage debt obligations expose the Partnership to variability in interest payments due to changes in interest rates. The Partnership believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, the Partnership entered into London Interbank Offered Rate (“LIBOR”)-based interest rate swap contracts to manage fluctuations in cash flows resulting from changes in the benchmark interest rate of LIBOR. These swaps change the variable rate cash flow exposure on the mortgage debt obligations to fixed cash flows. Under the terms of the interest rate swap contracts, the Partnership receives LIBOR-based variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed rate debt for the notional amount of its debt hedged.

As of June 30, 2016, the Partnership had entered into various interest swap agreements for a total notional amount of $407.7 million to hedge against the interest rate risks of its variable rate borrowings. Under the terms of the interest rate swap agreements, the Partnership receives interest based on three or six month LIBOR and pays a weighted average interest rate of 1.54%.

As of June 30, 2016 and December 31, 2015, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations were $407.7 million and $410.0 million, respectively. As of June 30, 2016 and December 31, 2015, the carrying amount of the interest rate swaps contracts were net liabilities of $9.5 million and $3.6 million, respectively. See Note 6 —Fair Value Measurements.

Changes in the fair value of interest rate swap contracts are reported in realized and unrealized gain (loss) on derivative instruments in the same period in which the related interest affects earnings.

The Partnership and its subsidiaries utilize the U.S. Dollar as their functional and reporting currency, because all of their revenues and the majority of their expenditures, including the majority of their investments in vessels and their financing transactions, are denominated in U.S. Dollars. Payment obligations in currencies other than the U.S. Dollar, and in particular operating expenses in Norwegian Kroner (NOK), expose the Partnership to variability in currency exchange rates. The Partnership believes that it is prudent to limit the variability of a portion of its currency exchange exposure. To meet this objective, the Partnership entered into foreign exchange forward contracts to manage fluctuations in cash flows resulting from changes in the exchange rates towards the U.S. Dollar. The agreements change the variable exchange rate to fixed exchange rates at agreed dates.

As of June 30, 2016 and December 31, 2015, the total contract amount in foreign currency of the Partnership’s outstanding foreign exchange forward contracts that were entered into to economically hedge outstanding future payments in currencies other than the U.S. Dollar were NOK 292.7 million and NOK 289.8 million, respectively. As of June 30, 2016 and December 31, 2015, the carrying amount of the Partnership’s foreign exchange forward contracts was a liability of $0.1 million and $2.1 million, respectively. See Note 6 —Fair Value Measurements.

The following table presents the realized and unrealized gains and losses that are recognized in earnings as net gain (loss) for derivative instruments for the three and six months ended June 30, 2016 and 2015:

	Three Months Ended June 30,		Six Months Ended June 30,
(US $ in thousands)	2016	2015	2016	2015
Realized (loss)
Interest rate swap contracts	$(1,252)	$(1,333)	$(2,176)	$(2,359)
Foreign exchange forward contracts	(316)	—	(316)	—
Unrealized gain (loss)
Interest rate swap contracts	(1,518)	1,241	(5,866)	(1,834)
Foreign exchange forward contracts	(90)	345	1,998	(1,177)

Total realized and unrealized (loss) gain	(3,176)	253	(6,360)	(5,370)

6) Fair Value Measurements

(a) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Partnership’s financial instruments as of June 30, 2016 and December 31, 2015. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	June 30, 2016		December 31, 2015
(U.S. Dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$25,667	$25,667	$23,573	$23,573
Non-current derivative assets:
Interest rate swap contracts	—	—	695	695
Foreign exchange forward contracts	232	232	—	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	3,469	3,469	3,799	3,799
Foreign exchange forward contracts	278	278	1,339	1,339
Non-current derivative liabilities:
Interest rate swap contracts	6,028	6,028	527	527
Foreign exchange forward contracts	—	—	705	705
Long-term debt, current and non-current	648,509	648,509	667,772	667,772

The carrying amounts shown in the table above are included in the condensed consolidated balance sheets under the indicated captions. The carrying value of trade accounts receivable, trade accounts payable and receivables/payables to owners and affiliates approximate their fair value.

The fair values of the financial instruments shown in the above table as of June 30, 2016 and December 31, 2015 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Partnership’s own judgment about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Partnership based on the best information available in the circumstances, including expected cash flows, appropriately risk-adjusted discount rates and available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•	Cash and cash equivalents and restricted cash: The fair value of the Partnership’s cash balances approximates the carrying amounts due to the current nature of the amounts.

•	Foreign exchange forward contracts: The fair value is calculated using mid-rates (excluding margins) as determined by counterparties based on available market rates as of the balance sheet date. The fair value is discounted from the value at expiration to the current value of the contracts.

•	Interest rate swap contracts: The fair value of interest rate swap contracts is determined using an income approach using the following significant inputs: the term of the swap, the notional amount of the swap, discount rates interpolated based on relevant LIBOR swap curves and the rate on the fixed leg of the swap.

•	Long-term debt: With respect to long-term debt measurements, the Partnership uses market interest rates and adjusts that rate for all necessary risks, including its own credit risk. In determining an appropriate spread to reflect its credit standing, the Partnership considered interest rates currently offered to KNOT for similar debt instruments of comparable maturities by KNOT’s and the Partnership’s bankers as well as other banks that regularly compete to provide financing to the Partnership.

(b) Fair Value Hierarchy

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value or for which fair value is required to be disclosed) as of June 30, 2016 and December 31, 2015:

		Fair Value Measurements at Reporting Date Using
(U.S. Dollars in thousands)	June 30, 2016	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash and cash equivalents	$25,667	$25,667	$—	$—
Non-current derivative assets:
Interest rate swap contracts	—	—	—	—
Foreign exchange forward contracts	232	—	232	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	3,469	—	3,469	—
Foreign exchange forward contracts	278	—	278	—
Non-current derivative liabilities:
Interest rate swap contracts	6,028	—	6,028	—
Long-term debt, current and non-current	648,509	—	648,509	—

		Fair Value Measurements at Reporting Date Using
(U.S. Dollars in thousands)	December 31, 2015	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash and cash equivalents	$23,573	$23,573	$—	$—
Non-current derivative assets:
Interest rate swap contracts	695	—	695	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	3,799	—	3,799	—
Foreign exchange forward contracts	1,339	—	1,339	—
Non-current derivative liabilities:
Interest rate swap contracts	527		527	—
Foreign exchange forward contract	705		705
Long-term debt, current and non-current	667,772	—	667,772	—

The Partnership’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1, Level 2 or Level 3 as of June 30, 2016 and December 31, 2015.

7) Long-Term Debt

As of June 30, 2016 and December 31, 2015, the Partnership had the following debt amounts outstanding:

(U.S. Dollars in thousands)	Vessel	June 30, 2016	December 31, 2015
$220 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen	$188,572	$196,429
$35 million revolving credit facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen	5,000	—
$140 million loan facility	Fortaleza Knutsen & Recife Knutsen	122,500	126,875
$117 million loan facility	Hilda Knutsen	79,334	81,797
$117 million loan facility	Torill Knutsen	80,569	83,033
$172.5 million loan facility	Dan Cisne, Dan Sabia	105,139	109,339
$77.5 million loan facility	Ingrid Knutsen	70,934	74,217

Total long-term debt		652,048	671,690

Less: current installments		55,084	49,684

Less: unamortized deferred loan issuance costs		1,196	1,149

Current portion of long-term debt		53,888	48,535
Amounts due after one year		596,964	622,006
Less: unamortized deferred loan issuance costs		2,343	2,819

Long-term debt excluding current installments and unamortized deferred loan issuance costs		594,621	619,187

The Partnership’s outstanding debt of $652.0 million as of June 30, 2016 is repayable as follows:

(US $ in thousands)	Period repayment	Balloon repayment
Remainder of 2016	$30,042	$—
2017	50,084	—
2018	48,495	154,927
2019	28,582	237,678
2020	17,650	—
2021 and thereafter	71,650	12,940

Total	$246,503	$405,545

As of June 30, 2016, the interest rates on the Partnership’s loan agreements (other than tranche two of the $77.5 million loan facility) were the London Interbank Offered Rate (“LIBOR”) plus a fixed margin ranging from 2.125% to 2.5%. On the export credit loan of $55.1 million which is tranche two of the $77.5 million loan facility secured by the Ingrid Knutsen, the annual rate is 3.85% composed of a 2.5% bank facility rate plus a commission of 1.35% to the export credit guarantor. The guarantee commission of 1.35% is classified as other finance expense.

On June 30, 2016, the Partnership’s subsidiaries KNOT Shuttle Tankers 18 AS, KNOT Shuttle Tankers 17 AS and Knutsen Shuttle Tankers 13 AS, as borrowers, entered into an amended and restated senior secured credit facility (the “Amended Senior Secured Loan Facility”), which amended the Partnership’s existing $240 million senior syndicated secured loan facility secured by the shuttle tankers Bodil Knutsen, Carmen Knutsen and Windsor Knutsen. The Amended Senior Secured Loan Facility includes a new revolving credit facility tranche of $15 million, bringing the total revolving credit commitments under the facility to $35 million. The new revolving credit facility matures in June 2019, bears interest at LIBOR plus a fixed margin of 2.5% and has a commitment fee equal to 40% of the margin of the revolving facility tranche calculated on the daily undrawn portion of such tranche. The other material terms from the original $240 million facility remain unaltered, including the margin on the original $20 million revolving credit facility, which remains 2.125%.

8) Income Taxes

Components of Current and Deferred Tax Expense

After the reorganization of the Partnership’s predecessor’s activities into the new group structure in February 2013, all profit from continuing operations in Norway is taxable within the Norwegian Tonnage Tax regime (“the tonnage tax regime”). The consequence of the reorganization was a one-time entrance tax into the tonnage tax regime due to the Partnership’s acquisition of the shares in the subsidiary that owns the Fortaleza Knutsen and the Recife Knutsen. Under the tonnage tax regime, the tax is based on the tonnage of the vessel and operating income is tax free. The net financial income and expense remains taxable as ordinary income tax for entities subject to the tonnage tax regime. For the portion of activities subject to the tonnage tax regime, tonnage taxes are classified as vessel operating expenses while the current and deferred taxes arising on net financial income and expense are reflected as income tax expense in the consolidated financial statements.

The total amount of the entrance tax was estimated to be approximately $3.0 million, which was recognized in the three months ended June 31, 2013. The entrance tax is payable over several years and is calculated by multiplying the tax rate by the declining balance of the gain, which will decline by 20% each year. The amount payable will be affected by the change in tax rate which was reduced to 25% in 2016 from 27% in 2014 and from 28% in 2013 and the fluctuation in currency rates. Approximately $0.2 and $0.1 million of the entrance tax was paid during the first and second quarter of 2015, respectively and $0.2 million was paid during the first quarter of 2016. UK income tax is presented as income taxes payable, while $0.9 million is presented as non-current deferred taxes payable. Profit and loss from continuing operation before income taxes was taxable to Norway and significant components of current and deferred income tax expense attributable to income from continuing operations for the three and six months ended June 30, 2016 and 2015 as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(US $ in thousands)	2016	2015	2016	2015
Income before income taxes	$11,581	$6,890	$22,247	$14,079
Income tax (expense)	(3)	(3)	(6)	(6)
Effective tax rate	0%	0%	0%	0%

The Partnership records a valuation allowance for deferred tax assets when it is more likely than not that some of or all of the benefit from the deferred tax assets will not be realized. In assessing the realizability of deferred tax assets, which relates to financial loss carry forwards and other deferred tax assets within the tonnage tax regime, the Partnership considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized taking into account all the positive and negative evidence available,. As of June 30, 2016 and December 31, 2015 there are no deferred tax assets recognized.

9) Related Party Transactions

(a) Related Parties

Net expenses (income) from related parties included in the unaudited condensed consolidated statements of operations for the three and six months ended June 30, 2016 and 2015 are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(US $ in thousands)	2016	2015	2016	2015
Statements of operations:
Time charter and bareboat revenues:
Charter revenues from KNOT (1)	$—	$5,236	$—	$10,414
Other income:
Guarantee income from KNOT to vessel(2)	192	—	381	—
Operating expenses:
Technical and operational management fee from KNOT Management to Vessels (3)	733	579	1,465	1,163
General and administrative expenses:
Administration fee from KNOT Management (4)	259	208	633	394
Administration fee from KOAS (4)	100	86	191	170
Administration fee from KOAS UK (4)	35	37	71	74
Administration and management fee from KNOT (5)	51	37	102	72
Finance income (expense):
Interest expense charged from KNOT (6)	—	(123)	—	(268)

Total	986	4,166	2,081	8,272

(US $ in thousands)	At June 30, 2016	At December 31, 2015
Balance Sheet:
Vessels:
Drydocking supervision fee from KNOT (7)	$38	$—

Drydocking supervision fee from KOAS (7)	16	—

Total	54	—

(1)	Charter revenues from KNOT: Pursuant to the Omnibus Agreement KNOT entered into with the Partnership at the time of the IPO, KNOT agreed to guarantee the payments of the hire rate under the initial charters of each of the Bodil Knutsen and the Windsor Knutsen for a period of five years from the closing date of the IPO. BG Group, the charterer of the Windsor Knutsen, did not exercise its option to extend the Windsor Knutsen time charter after the expiration of its initial term, and on July 29, 2014 KNOT and the Partnership entered into a time charter for the vessel at a rate of hire that would have been in effect during the option period under the previous BG Group time charter. This charter was effective until the Windsor Knutsen commenced in October 2015 on a new BG Group time charter. See Note 9(b)—Related Party Transactions—Guarantees and Indemnifications.
(2)	Guarantee income from KNOT: Pursuant to the Omnibus Agreement, KNOT agreed to guarantee the payments of the hire rate under the initial charter of the Bodil Knutsen and the Windsor Knutsen for a period of five years from the closing date of the IPO. In October 2015, the Windsor Knutsen commenced on a new BG Group time charter with a hire rate below the hire rate in the initial charter. The difference between the new hire rate and the initial rate is paid by KNOT. See Note 9(b)—Related Party Transactions—Guarantees and Indemnifications.
(3)	Technical and operational management fee from KNOT Management to Vessels: KNOT Management AS (“KNOT Management”) provides technical and operational management of the vessels on time charter including crewing, purchasing, maintenance and other operational services. In addition, there is also a charge for 24-hour emergency response services provided by KNOT for all vessels managed by KNOT.
(4)	Administration fee from KNOT Management and Knutsen OAS Shipping AS (“KOAS”) and Knutsen OAS (UK) Ltd. (“KOAS UK”): Administration costs include the compensation and benefits of KNOT Management’s management and administrative staff as well as other general and administration expenses. Some benefits are also provided by KOAS and KOAS UK. Net administration costs are total administration cost plus a 5% margin, reduced for the total fees for services delivered by the administration staffs and the estimated shareholder costs for KNOT that have not been allocated. As such, the level of net administration costs as a basis for the allocation can vary from year to year based on the administration and financing services offered by KNOT to all the vessels in its fleet each year. KNOT Management also charges each subsidiaries a fixed annual fee for the preparation of the statutory financial statement.
(5)	Administration and management fee from KNOT: For bareboat charters, the shipowner is not responsible for providing crewing or other operational services and the customer is responsible for all vessel operating expenses and voyage expenses. However, each of the vessels under bareboat charters are subject to management and administration agreements with either KNOT Management or KNOT Management Denmark, pursuant to which these companies provide general monitoring services for the vessels in exchange for an annual fee.
(6)	Interest expense charged from KNOT: KNOT invoiced interest (expense) income for any outstanding payables to (receivable from) owners and affiliates to the vessel-owning subsidiaries.
(7)	Drydocking supervision fee from KNOT and KOAS: KNOT and KOAS provide supervision and hire out service personnel during drydocking of the vessels. The fee is calculated as a daily fixed fee.

(b) Guarantees and Indemnifications

Pursuant to the Omnibus Agreement, KNOT agreed to guarantee the payments of the hire rate under the initial charters of each of the Bodil Knutsen and the Windsor Knutsen for a period of five years from the closing date of the IPO.

In April 2014, the Partnership was notified that BG Group would not exercise its option to extend the Windsor Knutsen time charter after the expiration of its initial term. The vessel was re-delivered on July 28, 2014. In order to comply with its obligations under the Omnibus Agreement, on July 29, 2014, KNOT and the Partnership entered into a time charter for the vessel at a rate of hire that would have been in effect during the option period under the previous BG Group time charter. This charter was effective until the new BG Group time charter commenced in October, 2015.

Under the Omnibus Agreement, KNOT has agreed to indemnify the Partnership until April 15, 2018, against certain environmental and toxic tort liabilities with respect to certain assets that KNOT contributed or sold to the Partnership to the extent arising prior to the time they were contributed or sold. However, claims are subject to a deductible of $0.5 million and an aggregate cap of $5 million.

In addition, pursuant to the Omnibus Agreement, KNOT agreed to indemnify the Partnership for any defects in title to certain assets contributed or sold to the Partnership and any failure to obtain, prior to April 15, 2013, certain consents and permits necessary to conduct the Partnership’s business, which liabilities arise within three years after the closing of the IPO on April 15, 2013.

(c) Transactions with Management and Directors

See Note 9(a) for a discussion of the allocation principles for KNOT’s administrative costs, including management and administrative staff, included in the consolidated statements of operations.

(d) Amounts Due from (to) Related Parties

Balances with related parties consisted of the following:

(U.S. Dollars in thousands)	At June 30, 2016	At December 31, 2015
Balance Sheets:
Trading balances due from KOAS	$2	$10
Trading balances due from KNOT and affiliates	23	48

Amount due from related parties	$25	$58

Trading balances due to KOAS	$436	$448
Trading balances due to KNOT and affiliates	56	400

Amount due to related parties	$492	$848

Amounts due from (to) related parties are unsecured and intended to be settled in the ordinary course of business. They primarily relate to vessel management and other fees due to KNOT and KOAS.

(e) Trade accounts payables

Trade accounts payables to related parties are included in total trade accounts payables in the balance sheet. The balances to related parties consisted of the following:

(U.S. Dollars in thousands)	At June 30, 2016	At December 31, 2015
Balance Sheets:
Trading balances due to KOAS	$643	$651
Trading balances due to KNOT and affiliates	310	360

Trade accounts payables to related parties	$953	$1,011

(f) Acquisitions from KNOT

On June 30, 2015, the Partnership acquired KNOT’s 100% interest in KNOT Shuttle Tankers 21 AS, the company that owns and operates the Dan Sabia. This acquisition was accounted for as an acquisition of a business.

On October 15, 2015, the Partnership acquired KNOT’s 100% interest in Knutsen NYK Shuttle Tankers 16 AS, the company that owns and operates the Ingrid Knutsen. This acquisition was accounted for as an acquisition of a business.

The board of directors of the Partnership (the “Board”) and the conflicts committee of the Board (the “Conflicts Committee”) approved the purchase price for each transaction described above. The Conflicts Committee retained a financial advisor to assist with its evaluation of each of the transactions. See Note—12 Business Acquisitions.

10) Commitments and Contingencies

Assets Pledged

As of June 30, 2016 and December 31, 2015, Vessels with a book value of $1,168 million and $1,193 million, respectively, were pledged as security held as guarantee for the Partnership’s long-term debt and interest rate swap obligations. See Note 5 —Derivative Instruments and Note 7 —Long-Term Debt.

Claims and Legal Proceedings

From time to time, the Partnership is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the consolidated financial position, results of operations or cash flows.

Insurance

The Partnership maintains insurance on all the Vessels to insure against marine and war risks, which include damage to or total loss of the Vessels, subject to deductible amounts that average $0.150 million per Vessel, and loss of hire.

Under the loss of hire policies, the insurer will pay a compensation for the lost hire rate agreed in respect of each Vessel for each day, in excess of 14 deductible days, for the time that the Vessel is out of service as a result of damage, for a maximum of 180 days. In addition, the Partnership maintains protection and indemnity insurance, which covers third-party legal liabilities arising in connection with the Vessels’ activities, including, among other things, the injury or death of third-party persons, loss or damage to cargo, claims arising from collisions with other vessels and other damage to other third-party property, including pollution arising from oil or other substances. This insurance is unlimited, except for pollution, which is limited to $1 billion per vessel per incident. The protection and indemnity insurance is maintained through a protection and indemnity association, and as a member of the association, the Partnership may be required to pay amounts above budgeted premiums if the member claims exceed association reserves, subject to certain reinsured amounts. If the Partnership experiences multiple claims each with individual deductibles, losses due to risks that are not insured or claims for insured risks that are not paid, it could have a material adverse effect on the Partnership’s results of operations and financial condition.

11) Earnings per Unit and Cash Distributions

The calculations of basic and diluted earnings per unit (1) are presented below:

(US $ in thousands, except per unit data)	Three Months Ended June 30, 2016	Three Months Ended June 30, 2015	Six Months Ended June 30, 2016	Six Months Ended June 30, 2015
Net income attributable to the partners of KNOT Offshore Partners LP	$11,578	$6,887	$22,241	$14,073
Less: Distributions paid (2)	15,027	14,747	30,122	26,800
Under (over) distributed earnings	(3,449)	(7,860)	(7,881)	(12,727)
Under (over) distributed earnings attributable to:
Common unitholders (3)	(3,380)	(5,292)	(7,722)	(8,569)
Subordinated unitholders (3)	—	(2,411)	—	(3,903)
General Partner	(69)	(157)	(159)	(255)
Weighted average units outstanding (basic and diluted) (in thousands):
Common unitholders	22,581	15,346	20,604	14,581
Subordinated unitholders	4,613	8,568	6,590	8,568
General Partner	559	488	559	472
Earnings per unit (basic and diluted):
Common unitholders	$0.502	$0.280	$0.810	$0.553
Subordinated unitholders (4)	—	0.287	0.767	0.671
General Partner	0.417	0.262	0.897	0.557
Cash distributions declared and paid in the period per unit (5)	0.520	0.510	1.040	1.000
Subsequent event: Cash distributions declared and paid per unit relating to the period (6)	0.520	0.510	0.520	0.510

(1)	Earnings per unit have been calculated in accordance with the cash distribution provisions set forth in the Partnership’s Partnership Agreement.
(2)	This refers to distributions made or to be made in relation to the period irrespective of the declaration and payment dates and based on the number of units outstanding at the record date. This includes cash distributions to the IDR holder (KNOT) for the three months ended June 30, 2016 and 2015 of $0.6 million and of $0.5 million, respectively, and for the six months ended June 30, 2016 and 2015 of $1.2 million and of $0.9 million, respectively.
(3)	On May 18, 2016 all subordinated units converted in to common units on a one-for-one basis.
(4)	This includes the net income attributable to the IDR holder. The IDRs generally may not be transferred by KNOT until March 31, 2018. The net income attributable to IDRs for the three months ended June 30, 2016 and 2015 was $0.6 million and $0.5 million, respectively, and for the six months ended June 30, 2016 and 2015 was $1.2 million and $0.9 million, respectively.
(5)	Refers to cash distributions declared and paid during the period.
(6)	Refers to cash distributions declared and paid subsequent to the period end.

On May 18, 2016, the Partnership’s subordinated units, all of which were held by KNOT were converted to common units on a one-for one basis.

As of June 30, 2016, 66.8% of the Partnership’s total number of units outstanding representing limited partner interests were held by the public (in the form of 18,536,226 common units, representing 68.2% of the Partnership’s common units) and 30.9% of such units were held by KNOT (in the form of 8,567,500 common units, representing 31.5% of the Partnership’s common units). In addition, KNOT, through its ownership of the General Partner, held the 2.01% general partner interest (in the form of 558,674 general partner units) and a 0.3% limited partner interest (in the form of 90,368 common units).

Earnings per unit is determined by dividing net income, after deducting the distribution paid or to be made in relation to the period, by the weighted-average number of units outstanding during the applicable period. The General Partner’s, common unitholders’ and subordinated unitholders’ interest in net income are calculated as if all net income was distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income. Rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Board to provide for the proper conduct of the Partnership’s business, including reserves for maintenance and replacement capital expenditures and anticipated credit needs and capital requirements. In addition, KNOT, as the initial holder of all IDRs, has the right, at the time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48.0% for each of the prior four consecutive fiscal quarters), to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains and losses on derivative instruments and unrealized foreign currency gains and losses.

For a description of the provisions of the Partnership Agreement relating to cash distributions, please see Note 21 in the Partnership’s audited consolidated financial statements contained in the 2015 20-F.

12) Business Acquisitions

In June 2015 and October 2015, the Partnership acquired from KNOT equity interests in certain subsidiaries which own and operate the Dan Sabia and the Ingrid Knutsen.

The Board and the Conflicts Committee approved the purchase price for each transaction. The Conflicts Committee retained a financial advisor to assist with its evaluation of each of the transactions. The details of each transaction are as follows:

(US $ in thousands)	Final Ingrid Knutsen October 15, 2015	Final Dan Sabia June 15, 2015
Purchase consideration (1)	$12,863	$41,186
Less: Fair value of net assets acquired:
Vessel and equipment (2)	115,000	103,389
Cash	4,744	4,343
Inventories	144	—
Others current assets	188	25
Amounts due from related parties	1	935
Long-term debt	(84,275)	(64,470)
Long-term debt from related parties	(20,253)	—

Derivatives liabilities	—	(802)
Trade accounts payable	(94)	(4)
Accrued expenses	(1,555)	(335)
Prepaid charter and deferred revenue	(762)	(442)
Amounts due to related parties	(275)	(1,453)

Sub total	12,863	41,186

Difference between the purchase price and fair value of net assets acquired	$—	$—
Goodwill	—	—
Difference between the purchase price and allocated values	$—	$—

(1)	The purchase price is comprised of the following:

(US $ in thousands)	Final Ingrid Knutsen October 15, 2015	Final Dan Sabia June 15, 2015
Cash consideration paid to KNOT	$10,472	$38,531
Purchase price adjustments	2,391	2,655

Total purchase consideration	$12,863	$41,186

(2) Vessels and equipment includes allocation to dry docking for the Ingrid Knutsen of $1,263 and for the Dan Sabia of $389.

Dan Sabia

On June 15, 2015, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT’s 100% interest in KNOT Shuttle Tankers 21 AS, the company that owns and operates the Dan Sabia. The purchase price was $103.0 million less assumed bank debt of $64.5 million and other purchase price adjustments of $2.7 million. The cash portion of the purchase price was financed with the proceeds from the Partnership’s public offering of 5,000,000 common units which closed on June 2, 2015. See Note 13 – Equity Offerings. The Partnership accounted for this acquisition as an acquisition of a business. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their fair values at the date of acquisition.

Revenue and profit contributions

The Dan Sabia business contributed revenues of $0.4 million and net income of $0.1 million to the Partnership for the period from June 15, 2015 to June 30, 2015.

The table below shows comparative summarized consolidated pro forma financial information for the Partnership for the six months ended June 30, 2015, giving effect to the Partnership’s acquisition and financing of the Dan Sabia as if this acquisition had taken place on January 1, 2015.

(US $ in thousands)	Six Months Ended June 30, 2015
Revenue	$77,702
Net income	15,038

Included in the pro forma adjustments are depreciation related to the purchase price allocation performed on the acquired identifiable assets as if the acquisitions had taken place on January 1, 2015. In addition, the pro forma adjustments include finance expenses related to the increased borrowings as if the acquisitions had taken place on January 1, 2015.

Ingrid Knutsen

On October 15, 2015, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, acquired KNOT’s 100% interest in Knutsen NYK Shuttle Tankers 16 AS, the company that owns and operates the Ingrid Knutsen. The purchase price was $115.0 million, less assumed bank debt of $104.5 million plus other purchase price adjustments of $2.4 million. The Partnership accounted for this acquisition as an acquisition of a business. The purchase price of the acquisition has been allocated to the identifiable assets acquired. The allocation of the purchase price to acquired identifiable assets was based on their fair values at the date of acquisition.

13) Equity Offerings

(US $ in thousands)	June 2015 Offering
Gross proceeds received (1)	$121,224
Less: Underwriters’ discount	4,300
Less: Offering expenses	321
Net proceeds received	116,603

(1)	Includes General Partner’s 2% proportional capital contribution.

On June 2, 2015, the Partnership sold 5,000,000 common units, representing limited partner interests, in an underwritten public offering (the “June 2015 Offering”). In connection with the June 2015 Offering, the General Partner contributed a total of $2.4 million in order to maintain its 2% general partner interest in the Partnership. The Partnership’s total net proceeds from the June 2015 Offering and the related General Partner’s contribution were $116.6 million.

The Partnership used the net proceeds from the June 2015 Offering to fund the cash portion of the purchase price of the Dan Sabia and to repay debt and for general partnership purposes.

14) Unit Activity

The following table shows the movement in the number of common units, subordinated units and general partner units from December 31, 2014 until June 30, 2016.

(in units)	Common Units	Subordinated Units	General Partner Units
December 31, 2014	13,807,500	8,567,500	456,633
June 2015	5,000,000	—	102,041
Repurchase program	(180,906)	—	—
December 31, 2015	18,626,594	8,567,500	558,674
Subordinated units converted to common units	8,567,500	(8,567,500)	—
June 30, 2016	27,194,094	—	558,674

On August 12, 2015, the Board authorized a program for the Partnership to repurchase up to 666,667 of its common units. The board of directors of KNOT Offshore Partners GP LLC (the “General Partner”) concurrently authorized the General Partner to purchase up to 333,333 common units of the Partnership.

All purchases will be made pursuant to a single program and will be allocated approximately two-thirds to the Partnership and one-third to the General Partner. There is no obligation to purchase any specific number of common units and the program may be modified, suspended, extended or terminated at any time. Common units repurchased by the Partnership under the program have been cancelled.

As of December 31, 2015, the Partnership had purchased 180,906 and the General Partner had purchased 90,368 common units pursuant to the program at an average purchase price of $12.71 per unit. No additional common units have been purchased by the Partnership or the General Partner in 2016.

The subordination period for the 8,567,500 subordinated units ended on May 18, 2016. All of the subordinated units, which were owned by KNOT, converted to common units on a one-for-one basis.

15) Subsequent Events

The Partnership has evaluated subsequent events from the balance sheet date through September 6, 2016, the date at which the unaudited condensed consolidated financial statements were available to be issued, and determined that there are no other items to disclose, except as follows:

On August 15, 2016, the Partnership paid a quarterly cash distribution of $0.52 per unit with respect to the quarter ended June 30, 2016. The total amount of the distribution was $15.1 million.

On August 10, 2016, the Board and the board of directors of the General Partner authorized an extension of the common unit purchase program. Originally scheduled to expire on August 31, 2016, the program will conclude on August 31, 2017. As of August 31, 2016, the Partnership and the General Partner had purchased 180,906 and 90,368 common units, respectively, pursuant to the program at an average purchase price of $12.71 per unit. The Partnership and the General Partner may therefore purchase up to an additional 485,761 and 242,965 common units, respectively, under the extended program.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, references in this report to the “Predecessor,” the “Partnership,” “we,” “our,” “us” or like terms, when used in a historical context (periods prior to April 15, 2013), refer to our predecessor for accounting purposes. References when used in the present tense or prospectively (after April 15, 2013), refer to KNOT Offshore Partners LP and its subsidiaries, also referred to as the “Partnership” or “we.” Those statements in this section that are not historical in nature should be deemed forward-looking statements that are inherently uncertain. See “Forward-Looking Statements” on page 35 for a discussion of the factors that could cause actual results to differ materially from those projected in these statements.

This section should be read in conjunction with our unaudited condensed consolidated financial statements for the interim periods presented elsewhere in this report, as well as our historical consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the year ended December 31,2015 (the “2015 20-F”). Under our Partnership Agreement, KNOT Offshore Partners GP LLC, the general partner of the Partnership (the “General Partner”), has irrevocably delegated to the Partnership’s board of directors the power to oversee and direct the operations of, and to manage and determine the strategies and policies of, the Partnership. During the period from the Partnership’s initial public offering (“IPO”) in April 2013 until the time of the Partnership’s first annual general meeting (“AGM”) on June 25, 2013, the General Partner retained the sole power to appoint, remove and replace all members of the Partnership’s board of directors. From the first AGM, four of the seven board members became electable by the common unitholders and accordingly, from this date, the General Partner no longer retains the power to control the Partnership’s board of directors and, hence, the Partnership. As a result, the Partnership is no longer considered to be under common control with Knutsen NYK Offshore Tankers AS (“KNOT”) and as a consequence, the Partnership will not account for any vessel acquisitions from KNOT as transfer of a business between entities under common control.

General

We are a limited partnership formed to own, operate and acquire offshore shuttle tankers under long-term charters, which we define as charters of five years or more. Our fleet of shuttle tankers has been contributed to us by KNOT or purchased by us from KNOT. KNOT is jointly owned by TS Shipping Invest AS (“TSSI”) and Nippon Yusen Kaisha (“NYK”). TSSI is controlled by our Chairman and is a private Norwegian company with ownership interests in shuttle tankers, LNG tankers and product/chemical tankers. NYK is a Japanese public company with a fleet of approximately 800 vessels, including bulk carriers, containerships, tankers and specialized vessels.

As of June 30, 2016, we have a modern fleet of ten shuttle tankers that operate under long-term charters with major oil and gas companies engaged in offshore production. We intend to operate our vessels under long-term charters with stable cash flows and to grow our position in the shuttle tanker market through acquisitions from KNOT and third parties. Pursuant to the Omnibus Agreement we have entered into with KNOT in connection with the IPO (the “Omnibus Agreement”); we have the right to purchase from KNOT any shuttle tankers operating under charters of five or more years. This right will continue throughout the entire term of the Omnibus Agreement.

Recent Developments

Conversion of Subordinated Units

The subordination period for the 8,567,500 subordinated units ended on May 18, 2016. All of the subordinated units, which were owned by KNOT, converted to common units on a one-for-one basis.

Cash Distributions

On May 16, 2016, we paid a quarterly cash distribution of $0.52 per unit with respect to the quarter ended March 31, 2016. This cash distribution amounted to $15.1 million.

On August 15, 2016, we paid a quarterly cash distribution of $0.52 per unit with respect to the quarter ended June 30, 2016. This cash distribution amounted to $15.0 million

Annual Meeting

On August 10, 2016, we held our 2016 annual meeting of limited partners at which Simon Bird was elected as a Class III director of the Partnership whose term will expire at the 2020 annual meeting of limited partners.

Common Unit Purchase Program

On August 10, 2016, the boards of directors of the Partnership and the General Partner each authorized an extension of the common unit purchase program. Originally approved on August 12, 2015, the program authorized the Partnership to repurchase up to 666,667 of its common units and the General Partner to purchase up to 333,333 common units of the Partnership. The program was originally scheduled to expire on August 31, 2016, and the extended program will conclude on August 31, 2017. As of August 31, 2016, the Partnership and the General Partner had

purchased 180,906 and 90,368 common units, respectively, pursuant to the program at an average purchase price of $12.71 per unit. The Partnership and the General Partner may therefore purchase up to an additional 485,761 and 242,965 common units, respectively, under the extended program.

Results of Operations

Three Months Ended June 30, 2016 Compared with the Three Months Ended June 30, 2015

	Three Months Ended June 30,
(US $ in thousands)	2016	2015	Change	% Change
Time charter and bareboat revenues	$42,864	$36,981	$5,883	16%
Other income	199	2	197	9,850%

Vessel operating expenses	7,975	7,164	811	11%

Depreciation	13,913	11,560	2,353	20%
General and administrative expenses	948	984	(36)	(4)%
Goodwill impairment charge	—	6,217	(6,217)	N/A
Interest expense	(5,055)	(4,212)	(843)	20%
Other finance expense	(334)	(79)	(255)	323%
Realized and unrealized gain (loss) on derivative instruments	(3,176)	253	(3,429)	(1355)%
Net gain (loss) on foreign currency transactions	(82)	(132)	50	(38)%
Income tax benefit (expense)	(3)	(3)	0	0%
Net income	11,578	6,887	4,690	68%

Time Charter and Bareboat Revenues: Time charter and bareboat revenues increased by $5.9 million to $42.9 million for the three months ended June 30, 2016 compared to $37.0 million for the three months ended June 30, 2015. This was mainly due to increased time charter earnings of $6.4 million from the Ingrid Knutsen and Dan Sabia being included in our results of operations from October 15, 2015 and June 15, 2015, respectively. The increase was partially offset by (i) a $0.2 million reduction in time charter earnings due to a reduction in the charter rate after extending the duration of the time charter for the Carmen Knutsen for five years effective October 1, 2015 and (ii) a $0.2 million reduction in time charter earnings from the Windsor Knutsen.

Other income: Other income for the three months ended June 30, 2016 was $199,000 compared to $2,000 for the three months ended June 30, 2015. Pursuant to the Omnibus Agreement, KNOT agreed to guarantee the payment of the hire rate that is equal to or greater than the hire rate payable under the initial charters of the Bodil Knutsen and Windsor Knutsen for a period of five years from the closing date of the IPO. In October 2015, the Windsor Knutsen commenced operating under a new BG Group time charter. The hire rate for the new charter is below the initial charter hire rate and the difference between the new hire rate and the initial rate is paid by KNOT. During the three months ended June 30, 2016, $191,000 was recognized as income pursuant to this guarantee.

Vessel operating expenses: Vessel operating expenses for the three months ended June 30, 2016 were $8.0 million, an increase of $0.8 million from $7.2 million in the three months ended June 30, 2015. The increase is mainly attributable to the increase of $1.4 million due to Ingrid Knutsen being included our results of operations from October 15, 2015 and an increase of $0.4 million due to higher technical expenses mainly related to stock up of spare parts. The increase was partially offset due to adjustment of receipt of insurance proceeds of $0.4 million during the three months ended June 30, 2016 and an insurance claim of $0.5 million expensed during the three months ended June 30, 2015.

Depreciation: Depreciation expense for the three months ended June 30, 2016 was $13.9 million, an increase of $2.3 million from $11.6 million in the three months ended June 30, 2015. This increase was mainly due to the Ingrid Knutsen being included in our results of operations from October 15, 2015, and the Dan Sabia being included in our results of operations from June 15, 2015.

General and administrative expenses: General and administrative expenses for the three months ended June 30, 2016 were $1.0 million, compared to $1.0 million for the same period in 2015.

Goodwill impairment charge: Goodwill impairment charge for three months ended June 30, 2016 was $nil compared to $6.2 million for the three months ended June 30, 2015. During the three months ended June 30, 2015, the Partnership concluded that indicators of impairment were present due to significant reduction in the price of the Partnership’s common units during the quarter and consequently, the Partnership performed an interim vessel and goodwill impairment analysis as of June 30, 2015 on its fleet. Based on the results of this analysis, the Partnership concluded that there was no impairment to the vessels’ values. However, the Partnership concluded that the carrying value of the goodwill, which related mainly to capitalized goodwill which arose in 2008 when the Partnership’s predecessor acquired the Windsor Knutsen and three other vessels under construction, in a transaction that was then accounted for as a step transaction, exceeded its fair values. As a result, a goodwill impairment charge of $6.2 million was recognized in the condensed consolidated financial statements for the three and six months ended June 2015. The fair value was determined using the present value of the expected future cash flows discounted at a rate equivalent to a market participant’s weighed average cost of capital. The estimates and assumptions regarding expected future cash flows and appropriate discount rates are in part based upon existing contracts, future shuttle tanker rates, historical experience, financial forecasts and industry trends and conditions.

Interest expense: Interest expense for the three months ended June 30, 2016 was $5.0 million, an increase of $0.8 million from $4.2 million for the three months ended June 30, 2015. This is principally due to increased interest expense of $1.0 million due to increased indebtedness related to the acquisitions of the Ingrid Knutsen and Dan Sabia which was partially offset by lower interest expense due to lower principal on indebtedness on the Partnership’s remaining vessels for the three months ended June 30, 2016 compared to the three months ended June 30, 2015.

Other finance expense: Other finance expense was $0.3 million for the three months ended June 30, 2016 and $0.1 million for the three months ended June 30, 2015. Other finance expense is primarily related to bank fees and guarantee commissions. The increase of $0.2 million is mainly due to the guarantee commission for the outstanding amount under Guarantee Institute for Export Credits (GIEC) guarantee for the Ingrid Knutsen facility

Realized and unrealized gain (loss) on derivative instruments: Realized and unrealized gain (loss) on derivative instruments for the three months ended June 30, 2016 was a loss of $3.2 million, compared to a gain of $0.3 million for the three months ended June 30, 2015, as set forth in the table below:

	Three Months Ended June 30,
(US $ in thousands)	2016	2015	$ change
Realized (loss)
Interest rate swap contracts	$(1,251)	$(1,333)	$82
Foreign exchange forward contracts	(316)	—	(316)
Unrealized gain (loss)
Interest rate swap contracts	(1,518)	1,241	(2,759)
Foreign exchange forward contracts	(91)	345	(436)
Total realized and unrealized gain (loss)	$(3,176)	$253	$(3,429)

As of June 30, 2016, the total notional amount of the Partnership’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations was $407.7 million. The increased unrealized loss on interest rate swap contracts was due to a decrease in long-term interest rates during the three months ended June 30, 2016 compared to the three months ended June 30, 2015. As of June 30, 2016, we had entered into foreign exchange forward contracts, selling a total notional amount of $35.0 million against NOK at an average exchange rate of NOK 8.36 per 1.0 U.S. Dollar, which are economic hedges for certain vessel operating expenses and general expenses in NOK. During the three months ended June 30, 2016, the Partnership executed one foreign exchange forward contract which resulted in a realized loss of $0.3 million and the Partnership entered into new foreign exchange forward contracts with the same notional amount.

Net loss on foreign currency transactions: Net loss on foreign currency transactions for the three months ended June 30, 2016 was $82,000 compared with $132,000 for the three months ended June 30, 2015.

Income tax benefit (expense): Income tax expense for the three months ended June 30, 2016 and 2015 was $3,000.

Net income: As a result of the foregoing, we earned net income of $11.6 million for the three months ended June 30, 2016 compared to net income of $6.9 million for the three months ended June 30, 2015.

Six Months Ended June 30, 2016 Compared with the Six Months Ended June 30, 2015

	Six Months Ended June 30,
(US $ in thousands)	2016	2015	Change	% Change
Time charter and bareboat revenues	$84,690	$73,052	$11,638	16%
Other income	399	151	248	164%
Vessel operating expenses	15,622	13,971	1,651	12%
Depreciation	27,805	22,960	4,845	21%
General and administrative expenses	2,256	2,052	204	10%
Goodwill impairment charge	—	6,217	(6,217)	N/A
Interest income	3	3	0	0%
Interest expense	(10,084)	(8,398)	(1,686)	20%
Other finance expense	(601)	(99)	(502)	507%
Realized and unrealized (loss) on derivative instruments	(6,360)	(5,370)	(990)	18%
Net gain (loss) on foreign currency transactions	(117)	(60)	(57)	95%
Income tax (expense)	(6)	(6)	0	0%
Net income	22,241	14,073	8,168	58%

Time Charter and Bareboat Revenues: Time charter and bareboat revenues increased by $11.6 million to $84.7 million for the six months ended June 30, 2016 compared to $73.1 million for the six months ended June 30, 2015. This was principally due to increased time charter earnings of $13.2 million resulting from the Ingrid Knutsen and the Dan Sabia being included in our results of operations from October 15, 2015 and June 15, 2015, respectively, and $0.5 million due to one additional calendar day during the six month period ended June 30, 2016. The increase was partially offset (i) by a $1.3 million reduction in time charter earnings due to the Bodil Knutsen drydocking during the six months ended June 30, 2016, (ii) a $0.5 million reduction in time charter earnings due to a reduction in the charter rate after extending the duration of the time charter for the Carmen Knutsen for five years effective October 1, 2015, (iii) a $0.4 million reduction in time charter earnings from the Windsor Knutsen.

Other income: Other income for the six months ended June 30, 2016 was $0.4 million compared to $0.2 million for the six months ended June 30, 2015. During the six months ended June 30, 2016 and 2015, $0.4 million and $nil, respectively, was recognized as income pursuant to KNOT’s guarantee of the initial hire rate under the Windsor Knudsen time charter.

Vessel operating expenses: Vessel operating expenses for the six months ended June 30, 2016 were $15.6 million, an increase of $1.6 million from $14.0 million in the six months ended June 30, 2015. The increase was primarily due to an increase of $2.6 million due to the Ingrid Knutsen being included in our results of operations from October 15, 2015. The increase was partially offset by $0.9 million in repair costs for weather damage of the bow door for the Hilda Knutsen during the six months ended June 30, 2015.

Depreciation: Depreciation expense for the six months ended June 30 2016 was $27.8 million, an increase of $4.8 million from $23.0 million in the six months ended June 30, 2015. The increase was mainly due to the Ingrid Knutsen and Dan Sabia being included in our results of operations from October 15, 2015 and June 15, 2015, respectively.

General and administrative expenses: General and administrative expenses for the six months ended June 30, 2016 were $2.3 million, an increase of $0.2 million from $2.1 million for the six months ended June 30, 2015. $0.1 million of the increase of $0.2 million is related to the Ingrid Knutsen and Dan Sabia being included in our results of operations from October 15, 2015 and June 15, 2015, respectively.

Goodwill impairment charge: As described above, goodwill impairment charge for the six months ended June 30, 2016 was $nil and $6.2 million in the six months ended June 30, 2015.

Interest income: Interest income for the six months ended June 30, 2016 and 2015 was $3,000.

Interest expense: Interest expense for the six months ended June 30, 2016 was $10.1 million, an increase of $1.7 million from $8.4 million in the six months ended June 30, 2015. The increase is mainly due to the increased indebtedness related to the acquisitions of the Ingrid Knutsen and Dan Sabia on October 15, 2015 and June 15, 2015.

Other finance expense: Other finance expense for the six months ended June 30, 2016 was $0.6 million, an increase of $0.5 million from $0.1 million for the six months ended June 30, 2015.Other finance expenses is primarily related to bank fees and guarantee commissions. The increase is mainly due to the guarantee commission for the outstanding amount under the GIEC guarantee for the Ingrid Knutsen facility.

Realized and unrealized loss on derivative instruments: Realized and unrealized loss on derivative instruments for the six months ended June 30, 2016 was $6.4 million, compared to $5.4 million for the six months ended June 30, 2015, as set forth in the table below:

	Six Months Ended June 30,
(US $ in thousands)	2016	2015	Change
Realized (loss)
Interest rate swap contracts	$(2,176)	$(2,359)	$183
Foreign exchange forward contracts	(316)	—	(316)
Unrealized (loss)
Interest rate swap contracts	(5,866)	(1,834)	(4,032)
Foreign exchange forward contracts	1,998	(1,177)	3,175
Total realized and unrealized (loss)	$(6,360)	$(5,370)	$(990)

The increased net realized and unrealized loss on derivative instruments was due to a decrease in long-term interest rates during the six months ended June 30, 2016 compared to the six months ended June 30, 2015.

Net loss on foreign currency transactions: Net loss on foreign currency transactions for the six months ended June 30, 2016 was $117,000. For the six months ended June 30, 2015, the Partnership had a net loss on foreign currency transaction of $60,000.

Income tax expense: Income tax expense for the six months ended June 30, 2016 and 2015 was $6,000.

Net income: As a result of the foregoing, we earned net income of $22.2 million for the six months ended June 30, 2016 compared to net income of $14.1 million for the six months ended June 30, 2015.

Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other liquidity requirements relate to servicing our debt, funding investments (including the equity portion of investments in vessels), funding working capital and maintaining cash reserves against fluctuations in operating cash flows. We believe our current resources are sufficient to meet our working capital requirements for our current business. Generally, our long-term sources of funds are cash from operations, long-term bank borrowings and other debt and equity financings. Because we distribute our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in NOK, British Pounds and Euros. We have not made use of derivative instruments other than for interest rate and currency risk management purposes. We expect to continue to economically hedge our exposure to interest rate fluctuations in the future by entering into interest rate swap contracts.

We estimate that we will spend in total approximately $14.0 million for dry-docking and classification surveys for the six time charter vessels in our fleet in 2017 and 2018. As our fleet matures and expands, our dry-docking expenses will likely increase. Ongoing costs for compliance with environmental regulations are primarily included as part of our dry-docking and society classification survey costs or are a component of our vessel operating expenses. We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations. There will be further costs related to voyages to and from the dry-docking yard that will depend on actual deviation from the vessel’s ordinary trading area to dry-docking yard.

As of June 30, 2016, the Partnership had available liquidity of $55.7 million, which consisted of cash and cash equivalents of $25.7 million and an undrawn revolving credit facility of $30 million.

On May 16, 2016, we paid a quarterly cash distribution of $0.52 per unit with respect to the quarter ended March 31, 2016. This cash distribution amounted to $15.1 million.

On August 15, 2016, we paid a quarterly cash distribution of $0.52 per unit with respect to the quarter ended June 30, 2016. This cash distribution amounted to $15.0 million.

On August 12, 2015, the Partnership’s board of directors authorized a program for the Partnership to repurchase up to 666,667 of its common units. The board of directors of the General Partner concurrently authorized the General Partner to purchase up to 333,333 common units of the Partnership. As of December 31, 2015, the Partnership and the General Partner had purchased 180,906 and 90,368 common units, respectively, at an average price of $12.71 per unit. No common units have been repurchased in 2016. On August 10, 2016, the boards of directors of the Partnership and the General Partner each authorized an extension of the program until August 31, 2017.

As of June 30, 2016, our current liabilities exceeded current assets by $43.7 million. Included within current liabilities are current portion of mark-to-market valuations of derivative instruments representing $3.7 million of these liabilities, and included within current assets are mark-to-market valuations of derivative instruments representing $0.2 million of these assets. We currently have no intention of terminating these swap derivative instruments and foreign currency contracts and hence realizing these liabilities.

We expect that the cash we generate from operations (assuming the current rates earned from existing charters) will be sufficient to cover our operational cash outflows and our ongoing obligations under our financing commitments to pay loan interest and make scheduled loan repayments and to make distributions. Accordingly, as of June 30, 2016, we believe that our current resources, including our undrawn revolving credit facility of $30.0 million, are sufficient to meet our working capital requirements for our current business for at least the next twelve months.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the periods presented:

	Six Months Ended June 30,
(US $ in thousands)	2016	2015
Net cash provided by operating activities	$52,485	$44,127
Net cash used in investing activities	(521)	(37,613)
Net cash provided by (used in) financing activities	(49,893)	34,222
Effect of exchange rate changes on cash	23	(79)
Net increase in cash and cash equivalents	2,094	40,657
Cash and cash equivalents at beginning of period	23,573	30,746
Cash and cash equivalents at end of period	25,667	71,403

Net cash provided by operating activities

Net cash provided by operating activities increased by $8.4 million to $52.5 million in the six months ended June 30, 2016 compared to $44.1 million in the six months ended June 30, 2015. This was mainly due to higher earnings through the contributions from the Ingrid Knutsen and the Dan Sabia being included in our results of operations as of October 15, 2015 and June 30, 2015, respectively and general decrease of the working capital mainly due to increased prepaid revenue from the charters. The increase was partially offset by increased drydocking expenditures of $2.5 million for the scheduled drydocking of the Bodil Knutsen in the first quarter of 2016.

Net cash used in investing activities

Net cash used in investing activities was $0.5 million in the six months ended June 30, 2016 compared to $37.6 million in the six months ended June 30, 2015. Net cash used in investing activities in the six months ended June 30, 2015 was higher due to the acquisition of the Dan Sabia on June 15, 2015 for which we paid a net cash amount to cover the difference between the purchase consideration of $103.0 million less $64.5 million of outstanding indebtedness and other purchase price adjustments of $2.7 million. Net cash used in investing activities is net of cash acquired from the acquisition of the Dan Sabia of $4.3 million.

Net cash provided by/(used in) financing activities

Net cash used in financing activities during the six months ended June 30, 2016 of $49.9 million mainly related to repayment of long-term debt of $24.6 million and payment of cash distributions of $30.1 million partially offset by a $5.0 million drawdown under our long-term revolving credit facility.

Net cash provided by financing activities during the six months ended June 30, 2015 of $34.2 million mainly related to the net proceeds from our June 2015 offering of common units of $116.6 million and partially offset by the following:

•	repayment of long-term debt of $46.9 million;

•	repayment of the seller’s credit from KNOT of $12.0 million related to the Dan Cisne acquisition; and

•	payment of cash distributions of $23.5 million.

Borrowing Activities

Long-Term Debt

As of June 30, 2016 and December 31, 2015, the Partnership had the following debt amounts outstanding:

		June 30,	December 31,
(U.S. Dollars in thousands)	Vessel	2016	2015
$220 million loan facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen	$188,572	$196,429
$35 million revolving credit facility	Windsor Knutsen, Bodil Knutsen, Carmen Knutsen	5,000	—
$140 million loan facility	Fortaleza Knutsen & Recife Knutsen	122,500	126,875
$117 million loan facility	Hilda Knutsen	79,334	81,797
$117 million loan facility	Torill Knutsen	80,569	83,033
$172.5 million loan facility	Dan Cisne, Dan Sabia	105,139	109,339
$77.5 million loan facility	Ingrid Knutsen	70,934	74,217

Total long-term debt		652,048	671,690

Less: current installments		55,084	49,684
Less: unamortized deferred loan issuance costs		1,196	1,149

Current portion of long-term debt		53,888	48,535
Amounts due after one year		596,964	622,006
Less: unamortized deferred loan issuance costs		2,343	2,819

Long-term debt excluding current installments and unamortized deferred loan issuance costs		594,621	619,187

The Partnership’s outstanding debt of $652.0 million as of June 30, 2016 is repayable as follows:

(US $ in thousands)	Period repayment	Balloon repayment
Remainder of 2016	$30,042	$—
2017	50,084	—
2018	48,495	154,927
2019	28,582	237,678
2020	17,650	—
2021 and thereafter	71,650	12,940

Total	$246,503	$405,545

As of June 30, 2016, the interest rates on the Partnership’s loan agreements (other than tranche two of the $77.5 million loan facility) were the London Interbank Offered Rate (“LIBOR”) plus a fixed margin ranging from 2.125% to 2.5%. On the export credit loan of $55.1 million which is tranche two of the $77.5 million loan facility secured by the Ingrid Knutsen, the annual rate is 3.85% composed of a 2.5% bank facility rate plus a commission of 1.35% to GIEC, the export credit guarantor. The guarantee commission of 1.35% is classified as other finance expense.

$240 Million Secured Loan Facility

In June 2014, the Partnership’s subsidiaries KNOT Shuttle Tankers 18 AS, KNOT Shuttle Tankers 17 AS and Knutsen Shuttle Tankers 13 AS entered into a senior syndicate secured loan facility in an aggregate amount of $240 million (the “Senior Secured Loan Facility”) to repay existing debt under previous credit facilities and a $10.5 million seller’s credit from KNOT. The Senior Secured Loan Facility consisted of (i) a $220 million term loan (the “Term Loan Facility”) and (ii) a $20 million revolving credit facility (the “Revolving Credit Facility”). The Revolving Credit Facility terminates in June 2019, and bears interest at LIBOR plus a fixed margin of 2.125%, and has a commitment fee equal to 40% of the margin of the Revolving Credit Facility calculated on the daily undrawn portion of the Revolving Credit Facility. As of June 30, 2016, the Revolving Credit Facility was drawn by $5.0 million. The Term Loan Facility is repayable in quarterly installments over five years with a final balloon payment due at maturity at June 2019. The Term Loan Facility bears interest at LIBOR plus a margin of 2.125%.

On June 30, 2016, the Partnership’s subsidiaries KNOT Shuttle Tankers 18 AS, KNOT Shuttle Tankers 17 AS and Knutsen Shuttle Tankers 13 AS, as borrowers, entered into an amended and restated senior secured credit facility (the “Amended Senior Secured Loan Facility”), which amended the Senior Secured Loan Facility. The Amended Senior Secured Loan Facility includes a new revolving credit facility tranche of $15 million, bringing the total revolving credit commitments under the facility to $35 million. The new revolving credit facility matures in June 2019, bears interest at LIBOR plus a fixed margin of 2.5% and has a commitment fee equal to 40% of the margin of the revolving facility tranche calculated on the daily undrawn portion of such tranche. The other material terms of the Senior Secured Loan Facility remain unaltered.

The Windsor Knutsen, the Bodil Knutsen and the Carmen Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Amended Senior Secured Loan Facility. The Amended Senior Secured Loan Facility is guaranteed by the Partnership and KNOT Shuttle Tankers AS, and secured by vessel mortgages on the Windsor Knutsen, the Bodil Knutsen and the Carmen Knutsen.

The Amended Senior Secured Loan Facility contains the following financial covenants:

•	The aggregate market value of the Windsor Knutsen, Bodil Knutsen and Carmen Knutsen shall not be less than 110% of the outstanding balance under the Amended Senior Secured Loan Facility for the first two years, 120% for the third and fourth years, and 125% thereafter;

•	Positive working capital for the borrowers and the Partnership;

•	Minimum liquidity of the Partnership of $17 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Amended Senior Secured Loan Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of June 30, 2016, the borrowers and the guarantors were in compliance with all covenants under this facility.

$117 Million Hilda Loan Facility

In July 2011, Knutsen Shuttle Tankers 14 AS, the subsidiary owning the Hilda Knutsen, as the borrower, entered into a secured loan facility in an aggregate amount of $117 million (the “Hilda Facility”). The Hilda Facility is repayable in quarterly installments over five years with a final balloon payment due at maturity in July 2018. The Hilda Facility bears interest at LIBOR plus a fixed margin of 2.5%. The facility is secured by a vessel mortgage on the Hilda Knutsen. The Hilda Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Hilda Facility.

The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The Hilda Facility contains the following primary financial covenants:

•	Market value of the Hilda Knutsen shall not be less than 110% of the outstanding balance under the Hilda Facility for the first two years, 120% for the third and fourth year, and 125% thereafter;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $17 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Hilda Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of June 30, 2016, the borrower and the guarantors were in compliance with all covenants under this facility.

$117 Million Torill Loan Facility

In November 2011, Knutsen Shuttle Tankers 15 AS, the subsidiary owning the Torill Knutsen, as the borrower, entered into a secured loan facility in an aggregate amount of $117 million (the “Torill Facility”). The Torill Facility is repayable in quarterly installments over five years with a final balloon payment due at maturity in October 2018. The Torill Facility bears interest at LIBOR plus a fixed margin of 2.5%. The facility is secured by a vessel mortgage on the Torill Knutsen. The Torill Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Torill Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors. The Torill Facility contains the following primary financial covenants:

•	Market value of the Torill Knutsen shall not be less than 110% of the outstanding balance under the Torill Facility for the first two years, 120% for the third and fourth year, and 125% thereafter;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $17 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Torill Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of June 30, 2016, the borrower and the guarantors were in compliance with all covenants under this facility.

$140 Million Secured Loan Facility

In June 2014, the Partnership’s subsidiary Knutsen Shuttle Tankers XII KS, as the borrower, entered into a senior syndicate secured loan facility in the amount of $140 million (the “New Fortaleza and Recife Facility”). The New Fortaleza and Recife Facility was drawn in November 2014 and replaced a $160 million loan facility previously secured by the Fortaleza Knutsen and the Recife Knutsen. The New Fortaleza and Recife Facility is repayable in quarterly installments over five years with a final balloon payment due at maturity at June 2019. The facility bears interest at LIBOR plus a margin of 2.125%. The Fortaleza Knutsen and the Recife Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the New Fortaleza and Recife Facility. The facility is guaranteed by the Partnership and KNOT Shuttle Tankers AS and is secured by vessel mortgages on the Fortaleza Knutsen and the Recife Knutsen.

The New Fortaleza and Recife Facility contains the following financial covenants:

•	The aggregate market value of the Fortaleza Knutsen and Recife Knutsen shall not be less than 110% of the outstanding balance under the New Fortaleza and Recife Facility for the first two years, 120% for the third and fourth year, and 125% thereafter;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $17 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The New Fortaleza and Recife Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of June 30, 2016, the borrower and the guarantors were in compliance with all covenants under this facility.

$172.5 Million Secured Loan Facility

In April 2014, KNOT Shuttle Tankers 20 AS and KNOT Shuttle Tankers 21 AS, the subsidiaries owning the Dan Cisne and Dan Sabia, as the borrowers, entered into a $172.5 million senior secured loan facility. In connection with the Partnership’s acquisition of the Dan Cisne, in December 2014, the $172.5 million senior secured loan facility was split into a tranche related to the Dan Cisne (the “Dan Cisne Facility”) and a tranche related to Dan Sabia (the “Dan Sabia Facility”).

The Dan Cisne Facility and the Dan Sabia Facility are guaranteed by the Partnership and secured by a vessel mortgage on the Dan Cisne and Dan Sabia. The Dan Cisne Facility and the Dan Sabia Facility bear interest at LIBOR plus a margin of 2.4% and are repayable in semiannual installments with a final balloon payment due at maturity at September 2023 and January 2024, respectively.

The facilities contain the following financial covenants:

•	Market value of each of the Dan Cisne and Dan Sabia shall not be less than 100% of the outstanding balance under the Dan Cisne Facility and Dan Sabia Facility, respectively, for the first three years, and 125% thereafter;

•	Minimum liquidity of the Partnership of $17 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%.

The facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of June 30, 2016, the borrowers and the guarantor were in compliance with all covenants under this facility.

$77.5 Million Secured Loan Facility

In June 2012, Knutsen NYK Shuttle Tankers 16 AS, the subsidiary owning the Ingrid Knutsen, as the borrower, entered into a secured loan facility in an aggregate amount of $90.0 million (the “Ingrid Facility”). As of December 31, 2015, the aggregate amount outstanding under the facility was $77.5 million. The Ingrid Facility includes two tranches. Tranche one is a commercial bank loan of $22.4 million, repayable in semi-annual installments with a final balloon payment due at maturity in December 2018. Tranche one bears interest at LIBOR, plus a margin of 2.25%. Tranche two is an export credit loan of $55.1 million, repayable in semi-annual installments and maturing in November 2025. Tranche two bears interest at an annual fixed rate of 3.85%, composed of a 2.5% bank facility rate plus a commission of 1.35% to the export credit guarantor. The facility is secured by a vessel mortgage on the Ingrid Knutsen. The Ingrid Knutsen, assignments of earnings, charterparty contracts and insurance proceeds are pledged as collateral for the Ingrid Facility. The Partnership and KNOT Shuttle Tankers AS are the sole guarantors.

The Ingrid Facility contains the following financial covenants:

•	Market value of the Ingrid Knutsen shall not be less than 125% of the outstanding balance under the Ingrid Facility;

•	Positive working capital of the borrower and the Partnership;

•	Minimum liquidity of the Partnership of $17 million plus increments of $1 million for each additional vessel acquired by the Partnership and $1.5 million for each owned vessel with less than 12 months remaining tenor on its employment contract;

•	Minimum book equity ratio for the Partnership of 30%; and

•	Minimum EBITDA to interest ratio for the Partnership of 2.50.

The Ingrid Facility also identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of a vessel and customary events of default. As of June 30, 2016, the borrower and the guarantors were in compliance with all covenants under this facility.

Derivative Instruments and Hedging Activities

As of June 30, 2016, the Partnership had entered into various interest rate swap agreements maturing between April 2018 and January 2024, for a total notional amount of $407.7 million to hedge against the interest rate risks of its variable-rate borrowings. Under the terms of the interest rate swap agreements, the Partnership will receive from the counterparty interest on the notional amount based on three or six month LIBOR and will pay to the counterparty a fixed rate. Pursuant to the interest rate swap agreements, the Partnership will pay to the counterparty a weighted average interest rate of 1.54%.

We enter into foreign exchange forward contracts in order to manage our exposure to the risk of movements in foreign currency exchange rate fluctuations. As of June 30, 2016, the total contract amount in foreign currency of our outstanding foreign exchange forward contracts that were entered into to economically hedge our outstanding future payments in currencies other than the U.S. Dollar was NOK 292.7 million. We do not apply hedge accounting for derivative instruments. We do not speculate using derivative instruments.

Contractual Obligations

The following table summarizes our long-term contractual obligations as of June 30, 2016:

	Payments Due by Period
(US $ in thousands)	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Long-term debt obligations (including interest)(1)	$729,982	$78,693	$523,938	$44,639	$82,712
Total	$729,982	$78,693	$523,938	$44,639	$82,712

(1)	The long-term debt obligations have been calculated assuming interest rates based on the 6-month LIBOR as of June 30, 2016, plus the applicable margin for all periods presented.

Off-Balance Sheet Arrangements

Currently, we do not have any off-balance sheet arrangements.

Critical Accounting Estimates

The preparation of the unaudited condensed consolidated interim financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience and on various other information and assumptions that we believe to be reasonable. Our critical accounting estimates are important to the portrayal of both our financial condition and results of operations and require us to make subjective or complex assumptions or estimates about matters that are uncertain. For a description of our material accounting policies that involve higher degree of judgment, please read Note 2 – Summary of Significant Accounting Policies of our consolidate financial statement included in our 2015 20-F filed with the Securities and Exchange Commission (“SEC”).

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks, including interest rate, foreign currency exchange and concentration of credit risks. Historically, we have entered into certain derivative instruments and contracts to maintain the desired level of exposure arising from interest rate and certain foreign exchange risks. Our policy is to economically hedge our exposure to risks, where possible, within boundaries deemed appropriate by management.

Interest Rate Risks

A portion of our debt obligations and surplus funds placed with financial institutions are subject to movements in interest rates. It is our policy to obtain the most favorable interest rates available without increasing our foreign currency exposure. In keeping with this, our surplus funds may in the future be placed in fixed deposits with reputable financial institutions which yield better returns than bank deposits. The deposits generally have short-term maturities so as to provide us with the flexibility to meet working capital and capital investments.

We have historically used interest rate swaps to manage our exposure to interest rate risks. Interest rate swaps were used to convert floating rate debt obligations based on LIBOR to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. The extent to which interest rate swaps are used is determined by reference to our net debt exposure and our views regarding future interest rates. Our interest rate swaps do not qualify for hedge accounting and movements in their fair values are reflected in the statement of operations under “gain/(loss) on derivative financial instruments.” Interest rate swap agreements that have a positive fair value are recorded as “Derivative assets,” while swaps with a negative fair value are recorded as “Derivative liabilities.”

As of June 30, 2016, our net exposure to floating interest rate fluctuations on its outstanding debt was approximately $218.6 million, based on total net interest bearing debt of approximately $652.0 million less the notional amount of our floating to fixed interest rate swaps of $407.7 million, and less cash and cash equivalents of $25.7 million.

A 1% change in short-term interest rates would result in an increase or decrease to our interest expense of approximately $2.2 million on an annual basis as of June 30, 2016.

Foreign Currency Fluctuation Risks

We and our subsidiaries utilize the U.S. Dollar as our functional and reporting currency because all of our revenues and the majority of our expenditures, including the majority of our investments in vessels and our financing transactions, are denominated in U.S. Dollars. We could, however, earn revenue in other currencies and we currently incur a portion of our expenses in other currencies. Therefore, there is a risk that currency fluctuations could have an adverse effect on the value of our cash flows.

Our foreign currency risk arises from:

•	the measurement of monetary assets and liabilities denominated in foreign currencies converted to U.S. Dollars, with the resulting gain or loss recorded as “Foreign exchange gain/(loss);” and

•	the impact of fluctuations in exchange rates on the reported amounts of our revenues, if any, and expenses that are denominated in foreign currencies.

As of June 30, 2016 we had entered into foreign exchange forward contracts, selling a total notional amount of $35.0 million against NOK at an average exchange rate of NOK 8.36 per 1.0 U.S. Dollar, which are economic hedges for certain vessel operating expenses and general expenses in NOK. We did not apply hedge accounting to our foreign exchange forward contracts.

Concentration of Credit Risk

The market for our services is the offshore oil transportation industry, and the customers consist primarily of major oil and gas companies, independent oil and gas producers and government-owned oil companies. As of June 30, 2016 and December 31, 2015, six customers accounted for substantially all of our revenues. Ongoing credit evaluations of our customers are performed and generally do not require collateral in our business agreements. Typically, under our time charters and bareboat charters, the customer pays for the month’s charter the first day of each month, which reduces our level of credit risk. Provisions for potential credit losses are maintained when necessary.

We have bank deposits that expose us to credit risk arising from possible default by the counterparty. We manage the risk by using credit-worthy financial institutions.

Retained Risk

For a description of our insurance coverage, including the risks retained by us related to our insurance policies, please read “Item 4. Information on the Partnership – Business Overview – Risk of Loss, Insurance and Risk Management” in our 2015 20-F.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K contains certain forward-looking statements concerning future events and our operations, performance and financial condition and assumptions related thereto. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

•	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

•	KNOT’s and our ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•	forecasts of our ability to make or increase distributions on our units and the amount of any such distributions;

•	our ability to integrate and realize the expected benefits from acquisitions;

•	our anticipated growth strategies;

•	the effects of a worldwide or regional economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	fluctuations in the price of oil;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in our operating expenses, including drydocking and insurance costs and bunker prices;

•	our future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of any interest rate swaps;

•	our ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	our ability to maintain long-term relationships with major users of shuttle tonnage;

•	our ability to leverage KNOT’s relationships and reputation in the shipping industry;

•	our ability to purchase vessels from KNOT in the future;

•	our continued ability to enter into long-term charters, which we define as charters of five years or more;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•	the financial condition of our existing or future customers and their ability to fulfill their charter obligations;

•	timely purchases and deliveries of newbuilds;

•	future purchase prices of newbuilds and secondhand vessels;

•	any impairment of the value of our vessels;

•	our ability to compete successfully for future chartering and newbuild opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•	the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to our business;

•	availability of skilled labor, vessel crews and management;

•	our general and administrative expenses and fees and expenses payable under the technical management agreements, management and administration agreements and the management and administrative services agreement;

•	the anticipated taxation of KNOT Offshore Partners and distributions to our unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	our ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of our securities in the public market;

•	our business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that we file with the SEC.

Forward-looking statements in this Report on Form 6-K are based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks discussed in our 2015 20-F. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit Number	Description

4.1	Amendment and Restatement Agreement, dated June 30, 2016, related to the Term and Revolving Facilities Agreement, dated June 10, 2014, among KNOT Shuttle Tankers 18 AS, Knot Shuttle Tankers 17 AS and Knutsen Shuttle Tankers 13 AS, as borrowers, and the other parties thereto

101

The following financial information from KNOT Offshore Partners LP’s Report on Form 6-K for the three months ended June 30, 2016 formatted in XBRL (eXtensible Business Reporting Language):

(i) Unaudited Condensed Consolidated Statements of Operations for the Three and Six Months Ended June 30, 2016 and 2015;

(ii) Unaudited Condensed Consolidated Statements of Comprehensive Income for the Three and Six Months Ended June 30, 2016 and 2015;

(iii) Unaudited Condensed Consolidated Balance Sheets as of June 30, 2016 and December 31, 2015;

(iv) Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital for the Six Months Ended June 30, 2016 and 2015;

(v) Unaudited Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2016 and 2015; and

(vi) Notes to Unaudited Condensed Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNOT OFFSHORE PARTNERS LP

Date: September 7, 2016	By:	/s/ John Costain
		Name:	John Costain
		Title:	Chief Executive Officer and Chief Financial Officer